FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 19, 2004

Commission File Number 001-31522

Eldorado Gold Corporation
(Translation of registrant's name into English)

Suite 920 - 1055 West Hasting Street Vancouver, British Columbia V6E 2E9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 ---

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELDORADO GOLD CORPORATION

Date: April 19, 2004	/s/ Dawn Moss Dawn Moss, Corporate Secretary

MANAGEMENT PROXY CIRCULAR

This Management Proxy Circular is furnished in connection with the solicitation of proxies for use at the Annual Meeting (the "Meeting") of shareholders ("Shareholders") of Eldorado Gold Corporation (the "Company") to be held at 3:00 p.m. on May 13, 2004 at the place and time and for the purposes set forth in the Notice of Meeting. Unless otherwise expressly indicated, the information herein contained is given as at April 13, 2004.

GENERAL PROXY INFORMATION

Solicitation of Proxies

This Management Proxy Circular is furnished to the Shareholders in connection with the solicitation of Proxies by the management of the Company for use at the Meeting. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the regular employees of the Company at nominal cost. All costs of solicitation by management will be borne by the Company.

Appointment of Proxy Holder

The individuals named in the accompanying Form of Proxy for the Meeting are officers or directors of the Company. A SHAREHOLDER HAS THE RIGHT TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT THE HOLDER AT THE MEETING BY STRIKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND BY INSERTING SUCH OTHER PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY.

In order to vote, completed forms of Proxy must be received by Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 by 3 p.m., Vancouver time, on May 11, 2004 or by the Chairman of the Meeting prior to the commencement of the Meeting or any adjournments thereof.

Revocation of Proxies

A Shareholder who has given a Proxy may revoke it by an instrument in writing executed by the Shareholder or by such Shareholder's attorney authorized in writing or, where the Shareholder is a company or association, by a duly authorized officer or attorney of that company or association, and delivered either to the registered office of the Company (c/o J. Lewis 2100-1075 West Georgia Street, Vancouver, B.C. V6E 3G2) at any time up to and including May 12, 2004 (being the last business day preceding the day of the Meeting) or, if the Meeting is adjourned, on the last business day preceding any reconvening thereof, or with the Chairman of the Meeting on the day of the Meeting or an adjournment thereof, or in any other manner provided by law. A revocation of a Proxy does not affect any matter on which a vote has been taken prior to such revocation.

Exercise of Vote by a Proxy

A proxy will not be valid unless signed by the Shareholder or by the Shareholder's attorney duly authorized in writing, or, if the Shareholder is a company or association, the Proxy must be executed by an officer or by an attorney duly authorized in writing.  If the Proxy is executed by an attorney for an individual Shareholder or by an officer or attorney of a Shareholder that is a company or association, the instrument so empowering the officer or attorney, as the case may be, or a notarial copy thereof, must accompany the Proxy.

Shares represented by properly executed proxies in the accompanying form (if executed in favour of management nominees and properly deposited prior to the Meeting) will be voted in accordance with the instructions of the Shareholder on any ballot that may be called for. If no choice is specified, the person designated in the accompanying form of proxy will vote in favour of every matter proposed by management at the Meeting. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Management Proxy Circular, the management of the Company knows of no such amendments, variations or other matters to come before the Meeting.  However, if any other matters which are not now known to the management should properly come before the Meeting, then the management nominees intend to vote in accordance with the judgment of management of the Company.

Special Instructions for Voting by Non-Registered Holders

Only registered Shareholders or their duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIF's, RESP's and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Management Proxy Circular, the Form of Proxy and related documents together with the 2003 Annual Report (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless in the case of certain proxy-related materials a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. With those Meeting Materials, Intermediaries or their service companies should provide Non-Registered Holders with a request for voting instruction form and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow.  The purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares which they beneficially own. Should a Non-Registered Holder wish to vote at the Meeting in person, the Non-Registered Holder should follow the procedure in the request for voting instructions provided by or on behalf of the Intermediary and request a form of legal proxy which will grant the Non-Registered Holder the right to attend the Meeting and vote in person.  Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the completed request for voting instructions is to be delivered.

Only registered Shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must in sufficient time in advance of the Meeting, arrange for their respective Intermediaries to change their vote and if necessary revoke their proxy in accordance with the revocation procedures described above.

Record Date

Each holder of common shares ("Common Shares") of the Company on April 13, 2004, is entitled to vote at the Meeting as more particularly described below.

Voting Shares and Principal Holders Thereof

On April 13, 2004, a total of 254,679,276 Common Shares were issued and outstanding, with each Common Share carrying the right to one vote on all resolutions before the Meeting. The affirmative vote of a majority of the votes cast at the Meeting is required for approval of each matter set forth in this Management Proxy Circular.  Two shareholders present or deemed to be present or represented by proxy and together holding or representing by proxy not less than 5% of the Common Shares outstanding will constitute a quorum at the Meeting.

As at April 13, 2004, there is no person who is known to the Company, its directors or officers, to beneficially own, directly or indirectly, or to exercise control or direction over, shares carrying more than 10% of the votes attached to shares of the Company.

ELECTION OF DIRECTORS

The Articles and Bylaws of the Company provide that the Board of Directors is to consist of a minimum of 3 directors and a maximum of 20, with the actual number to be elected at any meeting to be the number of directors then in office unless the directors or shareholders otherwise determine.  The Board presently consists of six directors.  For this forthcoming year, the Board of Directors has, by resolution, fixed the number of directors at six.

Management proposes the election at the Meeting of six directors, each to hold office until the next annual meeting of shareholders or until his or her successor is elected or appointed. In the following table and notes thereto is stated the name of each person proposed to be nominated by management for election as a director, the country in which he or she is ordinarily resident, all offices of the Company or its significant affiliates now held by him or her, his or her principal occupation and the number of Common Shares beneficially owned by him or her, directly or indirectly, or over which he or she exercises control or direction, as at April 13, 2004.

Name, Position and Country of Residence(1)	Principal Occupation(2)	Director Since	Number of Shares (3)
JOHN S. AUSTON(4)(5) Director Canada	Corporate Director	April 2003	3,000
K. ROSS CORY(5) Director Canada	Senior Vice President, Raymond James Ltd.	April 2003	Nil
ROBERT R. GILMORE(5) Director United States	Independent Financial Consultant and CPA	April 2003	Nil
WAYNE D. LENTON (4) Director United States	Independent Mining Consultant	June 1995	125,700
HUGH C. MORRIS (4) Director Chairman of the Board Canada	Independent Mining Consultant	January 1995	230,000
PAUL N. WRIGHT Director President and Chief Executive Officer Canada	President & Chief Executive Officer, Director of the Company	March 1999	110,000

Notes:

(1)

The information as to country of residence has been furnished by the respective nominees.

(2)

The information as to occupation has been furnished by the respective nominees and includes occupations for the preceding five years unless the director was elected at a previous meeting of the Shareholders and was shown as a nominee for election as a director in the Information Circular for that meeting.

(3)

The information as to shares beneficially owned or over which a director exercises control or direction has been furnished by the respective directors individually. These numbers do not include any shares which may subsequently be acquired through the exercise of incentive stock options or share purchase warrants.

(4)

Member of Compensation Committee.

(5)

Member of Audit Committee.

EXECUTIVE COMPENSATION

The Company currently has three executive officers: Paul N. Wright, President and Chief Executive Officer; Earl W. Price, Chief Financial Officer; and Dawn Moss, Corporate Secretary (the "Named Executive Officers").

Compensation of Named Executive Officers

The following table sets forth all annual and long term compensation awarded, paid or earned for services in all capacities provided to the Company and its subsidiaries for the fiscal years ended December 31, 2003, 2002, and 2001 by the Chief Executive Officer ("CEO") of the Company, and by each of the Company's other two most highly compensated officers who were serving as executive officers at the end of the most recent fiscal year and whose total salary and bonus amounted to Cdn. $100,000 or more in the last fiscal year.

Summary Compensation Table (1)

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name &	Year	Salary	Bonus	Other	Securities	Restricted	LTIP	All Other
Principal Position		(Cdn $)	(Cdn $)(2)	Annual	Under	Shares or	Payouts	Compensation
				Compensation	Options	Restricted	(Cdn $)	(Cdn $) (4)
				(Cdn $) (3)	Granted	Share
					(#)	Units
(Cdn $)
Paul N. Wright President & Chief Executive Officer	2003	400,000	225,000	Nil	400,000	Nil	Nil	7,250
	2002 2001	390,000 360,049	261,300 167,308	Nil Nil	375,000 375,000	Nil Nil	Nil Nil	13,500 Nil

Earl W. Price Chief Financial Officer	2003	210,000	91,875	Nil	110,000	Nil	Nil	6,750
	2002 2001	185,000 153,814	86,118 50,228	Nil Nil	225,000 280,000	Nil Nil	Nil Nil	6,750 13,500

Dawn Moss Corporate Secretary	2003	95,000	33,250	Nil	50,000	Nil	Nil	8,625
	2002 2001	77,500 70,000	24,606 16,100	Nil Nil	35,000 20,000	Nil Nil	Nil Nil	3,500 3,500

(1)

All figures are in Canadian dollars.

(2)

From January 1, 2000 the Company has instituted a short-term incentive program ("STIP") which is extended to seven members of top and middle management, including mine-site management.  The program provides for the Compensation Committee to set annual corporate and operational objectives as well as personal objectives for each qualifying employee.  After each financial year-end of the Company, the Board of Directors will determine any bonus payable to each qualifying employee based on achievement of such objectives.  The bonus, which is payable in the first quarter succeeding the financial year-end of the Company, can range from 0 to 100% of base salary.

(3)

Perquisites and other personal benefits that do not exceed the lesser of $50,000 and 10% of the total annual salary and bonus for any of the Named Executives are not reported.

(4)

The Company provided an RRSP contribution up to a maximum of 5% of the employee's base salary or 50% of the maximum tax-exempt limit allowed under government regulations.  The Company's contribution is matched to the employee's contribution.

Stock Option Grants for Named Executive Officers

The following table sets forth stock options granted to the Named Executive Officers during the financial year ended December 31, 2003.

Options Granted During the Financial Year Ended December 31, 2003 (1)

Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise Price (Cdn $/Security)	Market Value of Securities Underlying Options on the Date of Grant (Cdn $/Security)	Expiration Date
Paul N. Wright	400,000	18.86%	1.96	1.96	Feb 10, 2008
Earl W. Price	110,000	5.19%	1.96	1.96	Feb 10, 2008
Dawn Moss	50,000	2.4%	1.96	1.96	Feb 10, 2008

Notes:

(1)

All figures are in Canadian dollars.

Aggregated Options Exercised during the Financial Year Ended December 31, 2003 and Year End Option Values (1)

			Unexercised	Value of Unexercised
			Options	in-the-money
	Securities		at Financial	Options/SARs
Name	Acquired on	Aggregate	Year-End	at Financial Year-End
	Exercise	Value Realized	Exercisable/Unexercisable	(Cdn $) (2)
	#	(Cdn $)		Exercisable/Unexercisable
Paul N. Wright	1,240,000	3,857,045	460,000/Nil	972,000/Nil
Earl W. Price	280,000	532,120	435,000/Nil	1,336,400/Nil
Dawn Moss	52,000	104,837	93,000/Nil	249,800/Nil

Notes:

(1)

The closing price of the Company's common shares on the TSX on December 31, 2003 was Cdn$4.05.

(2)

Value calculated on closing price of the Company's shares on the TSX, less the exercise price.

Composition and Responsibility of the Compensation Committee

The Board of Directors appoints a Compensation Committee comprised of three Directors, all of whom are Independent Directors.  The Compensation Committee is responsible for establishing, reviewing and approving the Company's compensation policies and practices and for reviewing and recommending, for the approval of the Board of Directors, the remuneration of the Officers of the Company.  For the fiscal year ended December 31, 2003 the Compensation Committee was composed of three independent directors: Mr. Wayne Lenton (Compensation Committee Chairman), Mr. John Auston and Mr. Hugh Morris.  None of the members of the Compensation Committee receive remuneration from the Company other than directors fees.

Report on Executive Compensation

Compensation Philosophy

     The Company's commitment is to enhance shareholder value through the discovery and acquisition of gold reserves, and the operation of profitable mines.  Eldorado is committed to caring for and enriching the environment within the local communities in which it operates and is committed to the creation of a work environment that allows Eldorado's employees to maximize their potential within their chosen careers.

The Company's executive compensation philosophy is based on combining the interests of the executive officers with the Company's stated commitments.  Executive compensation addresses both the short-term and long-term interests of the Company and is linked to the performance of the Company and the individual.  The Company compensates executive officers at a level and in a manner that ensures the Company is capable of attracting, motivating and retaining individuals with exceptional executive skills.

The compensation of the Company's executive officers is composed of base salaries, stock options, a short term incentive plan and a contribution towards the individual's registered retirement savings plan and is intended to be competitive with the executive compensation offered by similar companies in the gold mining industry.  The Company undertakes periodic reviews of industry practices to ensure that it remains competitive.

The mandate of the Compensation Committee is to review the terms of employment of the Company's executive officers, to review and approve, on an annual basis the Chief Executive Officer's and the senior executives performance objectives and assess the performance of the Chief Executive Officer for the prior year, to review the competitiveness and effectiveness of the Company's compensation plan, and to report to the Board the Committee's findings and recommendations.  The Terms of Reference for the Compensation Committee are attached hereto in Appendix I.

Base Salary

To ensure that the Company will continue to attract and retain qualified and experienced executives, base salary is reviewed annually based on individual and corporate performance and compensation practices of similar companies in the gold mining industry.

Stock Options

The purpose of the Company's stock option plans, the Amended Stock Option Plan, Employees, Consultants and Advisors (April 30, 2003 and the Incentive Stock Option Plan, Officers & Directors (April 30, 2003)  (the "Plans") is to ensure that an incentive exists to maximize shareholder value by linking executive compensation to share price performance and to reward those executives making a long-term commitment and contribution to the Company. The Compensation Committee has established guidelines for the granting of options based on the seniority, responsibilities and performance of employees; the seniority, responsibilities and performance of officers; and the responsibilities and involvement of directors.  Options granted under the Plans expire not later than the tenth anniversary of the date options were granted.  Subject to the provisions of the Plans, alternative terms and conditions on stock option grants are at the discretion of the Compensation Committee in the case of employees, consultants and advisors and the discretion of the Board of Directors in the case of executive officers and directors.

Company practice is to maintain a maximum of 8% of the issued common shares to be reserved for issuance of stock options.  Of the 8% maximum reserve, 3% is allocated to the Incentive Stock Option Plan, Officers & Directors and the remaining 5% is allocated to the Amended Stock Option Plan, Employees, Consultants and Advisors.

      Options granted under the Incentive Stock Option Plan, Officers & Directors are subject to annual reporting to the Shareholders and Shareholders are encouraged to respond in an advisory capacity to the Company's stock option practices.

Chief Executive Officer's 2003 Compensation

Mr. Paul Wright was appointed to the position of President and Chief Executive Officer on October 1, 1999.  The Board of Directors, upon the recommendation of the Compensation Committee determined Mr. Wright's base salary of Cdn$400,000 for 2003. The Compensation Committee reviewed industry surveys and public information regarding base salaries paid to chief executive officers of public companies in the gold mining industry of comparable size and complexity. The Committee also considered other factors such as Mr. Wright's responsibilities and contribution to the past and anticipated future performance of the Company. As the Company's President and Chief Executive Officer, Mr. Wright's responsibilities include setting long-term strategic goals, supervising the Company's mining, development and exploration activities and selecting and managing an executive management group.

The following Report on Executive Compensation is that of the Compensation Committee of the Board of Directors.

Compensation of Directors

In 2003 the Compensation Committee carried out a review of compensation of directors of public companies in Canada.  This review covered compensation for attendance at meetings of the board of directors and committees, compensation for chairing of meetings of the board and its committees, allotment of stock options for directors, and reimbursement of all expenses properly and reasonably incurred by any director in the conduct of the Company's business or in the discharge of his duties as a director.  Based on the results of that review, the Company adopted an amended compensation schedule for the directors of the Company.  Effective January 1, 2004 independent directors receive an annual retainer of Cdn$15,000 with the exception of the independent chairman receiving Cdn$25,000, the Independent Chairman of the Compensation Committee and the Audit Committee receive an annual retainer of Cdn$2,500, meeting fees are Cdn$1,000 per Board Meeting and Cdn$750 per Committee meeting attended in person or by telephone, plus reimbursement of reasonable expenses.  Directors receive 100,000 incentive stock options granted under the Incentive Stock Option Plan, Officers & Directors upon election to the Board of Directors.  The Board of Directors is responsible for the approval of granting discretionary options to Directors.  Three newly elected directors received an aggregate of 300,000 stock options in 2003.

Type of Service	Director Designation	Annual Retainer (Cdn$)	Fee (Cdn$)
Member of the Board of Directors	Inside (1) Independent (2)	Nil 15,000	N/A N/A
Attendance at Board Meetings	Inside (1) Independent(2)	N/A N/A	Nil 1,000 per meeting
Attendance at Committee Meetings	Inside (1) Independent(2)	N/A N/A	Nil 750 per meeting
Chairman, Board of Directors	Independent(2)	25,000	N/A
Chairman, Committee	Inside (1) Independent(2)	Nil 2,500	N/A N/A
Incentive Stock Options (upon election)	100,000 common share options

(1)

Any member of a Company's board of directors who is an employee or part of management of the Company

(2)

Is not a member of management; does not have an interest or relationship with the Company that could be seen to interfere with the director's ability to act in the best interests of the Company, other than interests or relationships that result from holding shares in the Company

Compensation payable to Mr. Wright, the Company's President & Chief Executive Officer in 2003 is set out above under the heading "Compensation of Named Executive Officers".  The following table sets forth compensation awarded or paid to or earned by the other directors of the Company for services in all capacities provided to the Company during the financial year ended December 31, 2003.

Name of Director	Directors' Compensation (Cdn$)	All Other Compensation Paid (Cdn$)	Options Granted	Exercise Price (Cdn$)	Date of Grant Expiry Date
John S. Auston	10,667	Nil	100,000	1.90	April 30, 2003 April 29, 2008
Joseph Conway(1)	16,125	Nil	Nil	N/A	N/A
K. Ross Cory	12,167	Nil	100,000	1.90	April 30, 2003 April 29, 2008
Paul Curtis (2)	7,333	Nil	Nil	N/A	N/A
Robert R. Gilmore (3)	11,584	Nil	100,000	1.90	April 30, 2003 April 29, 2008
Wayne D. Lenton (4)	20,500	Nil	Nil	N/A	N/A
Hugh C. Morris (5)	32,750	Nil	Nil	N/A	N/A

(1)

Mr. Conway resigned from the Board of Directors effective September 1, 2003

(2)

Mr. Curtis resigned from the Board of Directors effective April 30, 2003

(3)

Chairman, Audit Committee

(4)

Chairman, Compensation Committee

(5)

Non-Executive Chairman of the Board

(6)

None of the Directors of the Company receives any remuneration from the Company other than directors fees.

Performance Graph

The following chart compares the total cumulative shareholder return for Cdn. $100 invested in common shares of Eldorado with the total cumulative shareholder return of the S&P/TSX Composite Index (formerly the TSE 300 Composite Index) and the total cumulative shareholder return of the TSE Gold Index for the period commencing December 31, 1998 and ending December 31, 2003.

PERFORMANCE CHART

EMPLOYMENT AGREEMENTS

Mr. Paul Wright entered into an employment agreement with the Company dated October 1, 1999.  Under the terms of Mr. Wright's agreement, upon termination without cause Mr. Wright is entitled to receive any amounts owed in respect of vacation or sick leave and an amount equal to three times his then-current annual salary and continuation of his benefits for 12 months after his termination. Mr. Earl Price entered into an employment agreement with the Company dated October 8, 2001.  Under the terms of Mr. Price's agreement, upon termination without cause Mr. Price is entitled to receive any amounts owed in respect of vacation or sick leave and an amount equal to one and one-half years times his then-current annual salary and continuation of his benefits for 12 months after his termination.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

As of April 13, 2004 there was no indebtedness to the Company by current and former directors, officers and employees.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as set forth in this Management Proxy Circular and other than transactions carried out in the ordinary course of business of the Company or any of its subsidiaries, none of the directors or senior officers of the Company, no proposed management nominee for election as a director of the Company, no shareholder beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Company, nor any associate or affiliate of any of the foregoing persons has had, within the last financial year prior to the date of this Management Proxy Circular, any material interest, direct or indirect, in any transaction which materially affected or could be reasonably anticipated to materially affect the Company or any of its subsidiaries.

DIRECTORS' AND OFFICERS' INSURANCE

The Company maintains liability insurance for its directors and officers providing coverage of US$20,000,000 per occurrence per policy year. Claims under the policy are subject to a deductible of US$250,000 per occurrence.  The Company paid a premium of US$225,000 in 2003.

There is no indemnification payable this financial year to directors or officers of the Company.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

This disclosure statement refers to the guidelines for effective corporate governance set out in The Toronto Stock Exchange's Company Manual (the "TSX Guidelines"). The TSX Guidelines set out the principal responsibilities of a board of directors and the corporate governance principles to be followed by them. The following information highlights the structures and processes of corporate governance of the Company.  More detailed information on the Company's corporate governance practices is attached to this Information Circular in Appendix I.

Mandate of the Board of Directors

At the annual meeting of Shareholders, the Shareholders elect directors to the Board to represent the interests of the Shareholders with respect to the management of the Company.  The Board is responsible for the stewardship of the Company and the enhancement of shareholder value.

The principal role of the Board of Directors is stewardship of the Company, with its fundamental objective being the creation of shareholder value, including the protection and enhancement of the value of its assets.  The stewardship responsibility means that the Board oversees the conduct of the business and supervises management, which is responsible for the day-to-day conduct of the business.  The Board must assess and ensure systems are in place to manage the risks of the Company's business with the objective of safeguarding the Company's assets.  In its supervisory role, the Board, through the Chief Executive Officer, sets the attitude and disposition of the Company towards compliance with applicable laws, environmental, safety and health policies, financial practices and reporting.  In addition to its primary accountability to shareholders, the Board and the CEO are also accountable to government authorities and other stakeholders, such as employees, communities, and the public.

Composition of the Board of Directors

The Board is currently composed of six directors.  Six directors are nominated for election to the Board of Directors for the 2004/2005 term.  Applying the criteria established in the TSX Guidelines, five of the nominee Directors are independent directors and one, Mr. Wright, the President and Chief Executive Officer of the Company, is a related director.

The members of the Board of Directors have been chosen on the basis of their skill, expertise and experience in the international gold mining industry and other businesses as well as their ability to actively contribute on the broad range of issues with which the Board of Directors must deal.  The Director Terms of Reference are attached to this Information Circular in Appendix I.

Board Effectiveness

At its regularly scheduled meetings, the Board reviews on an on-going basis management's significant operational plans, initiatives and activities, as well as systems related to the identification and control of principal business risks. Board members meet as necessary between regularly scheduled meetings to deal with extraordinary matters and attend special strategic discussion sessions.  "In Camera" sessions of the independent members of the Board are held regularly during the year.  Board meetings are normally held at the corporate office of the Company.  Management provides the Board with a comprehensive package of pertinent materials in advance of each meeting.  Board members visit the sites of the Company's operation and development projects when relevant insight into the business and operations of the Company will be gained by the Directors.

Committees of the Board of Directors

The Board of Directors has established and provided Terms of Reference for the Board and its committees.  These Terms of Reference are reviewed on an annual basis and are attached to this Information Circular as Appendix I.

Audit Committee

The Audit Committee is composed of three independent directors. The purpose of the Audit Committee is to oversee and ensure that Management has in place an effective system of internal financial controls for reviewing and reporting on the Company's financial statements; to monitor the independence and performance of the Company's external auditor (the "Auditor"); to oversee the integrity of the Company's financial disclosure and reporting and to monitor Management's compliance with legal and regulatory requirements.  The Committee is responsible for reviewing the annual and quarterly financial statements and attachments with management and the Company's auditors, and for the review of any reports, opinions or significant transactions in connection with the financial statements of the Company.  The Committee is responsible for the review and recommendation of the external auditors of the Company. It is also responsible for ensuring that the Company's management has designed and implemented an effective system of internal financial controls, for reviewing and reporting on the integrity of the consolidated financial statements of the Company, and for ensuring compliance with regulatory and statutory requirements as they relate to financial statements, taxation matters and the disclosure of material facts.  The Committee also reviews the appropriateness and effectiveness of the Company's policies and business practices which have an impact on the financial integrity of the Company, including those relating to internal auditing, accounting, information services, systems and financial controls, management reporting and risk management.  Mr. Gilmore, Chairman of the Audit Committee is a Certified Public Accountant and Mr. Cory and Mr. Auston are financially literate.  The Terms of Reference for the Audit Committee are attached to this Information Circular in Appendix I.  The Audit Committee met four times in 2003 and reports 100% attendance at all meetings.

Compensation Committee

The Compensation Committee is composed of three independent directors. The purpose of the Compensation Committee is to review human resource and compensation policies and best practices for recommendation to the Board of Directors.  The Committee is responsible for reviewing and making recommendations to the Board of Directors concerning domestic and international human resources compensation policies and guidelines for the Company.  In addition, it is responsible for the annual performance evaluation of the Chief Executive Officer.  The Committee is also responsible for the annual review and recommendations to the Board of Directors for the Chief Executive Officer's and senior executives' compensation, and the Chief Executive Officer's and the senior executives' performance objectives for the coming year.  The Compensation Committee also reviews periodically the appropriateness and form of the compensation of directors. Additional responsibilities of the Compensation Committee are included in the Terms of Reference for the Compensation Committee attached to this Information Circular in Appendix I.  The Compensation Committee met four times in 2003 and reports 100% attendance at all meetings.

Corporate Governance

For 2003 the Board of Directors had the mandate to develop and oversee the Company's approach to corporate governance policies and practices, to review candidates for election as directors and to recommend nominees for election at the Company's annual general meeting, to propose appointees to the Board Committees, to review the Company's succession plan for the Chief Executive Officer and senior management, to review and report annually to the Board the results of an assessment of the Board's performance, and to review and approve the Terms of Reference for the Committees of the Board.  Beginning in 2004 the Terms of Reference for the Terms of Reference for the Directors and the Board of Directors will be subject to an annual review.

Environmental, Health and Safety

For 2003 the Board of Directors held the responsibility for overseeing and approval of recommendations for actions, for development programs and procedures to ensure that the Company's environmental, health and safety practices were adhered to and achieved, and to propose changes in the Company's practices from time to time as may be warranted to keep pace with environmental, health and safety regulations, trends or developments in the mining industry.

Shareholder Communications

The Company maintains a shareholder communications program that includes a Corporate Communications Policy and Procedures for the release of financial information and timely disclosure and use of conference calls and websites that are designed to ensure appropriate and on-going communications with shareholders.  The Company is currently developing its Disclosure Controls and Procedures.  Shareholder inquiries receive a prompt response, either from the Manager of Investor Relations, President and Chief Executive Officer or from an appropriate officer of the Company.  The Board of Directors is kept informed of any material issues of concern to shareholders and provides direction for action as needed.

Compliance with TSX Corporate Governance Guidelines

To enhance disclosure to Shareholders, the Company's corporate governance practices in relation to each of the TSX's 14 guidelines are specifically set out below.

1.

The board of directors of every corporation should explicitly assume responsibility for the stewardship of the corporation and, as part of the overall stewardship, should assume responsibility for the following matters:

The Board oversees the conduct of the business and supervises management, which is responsible for the day-to-day conduct of the business.  The Board must assess and ensure systems are in place to manage the risks of the Company's business with the objective of safeguarding the Company's assets.

(a)

adoption of a strategic planning process

The board of directors annually reviews and approves the strategic plan of the Company, monitors management's success in implementing the strategies set out in the plan, and provides guidance and judgment to changes in the strategic plan.

(a)

the identification of the principal risks of the corporation's business and ensuring the implementation of appropriate systems to manage these risks;

The board has identified with management the areas of principal risk of the Company in order to ensure that there are systems in place to effectively monitor and manage business risks, particularly relating to gold and foreign currency fluctuations, political, environmental, health and safety issues, and insurance coverage.  In 2004 the Company will be publishing its Internal Control procedures.  The Audit Committee will assume the responsibility of approving the Internal Control procedures of the Company being developed in accordance with applicable securities regulations governing the Company in Canada and the United States.  The Internal Control procedures will be audited by the Company's external auditor.

(c)

succession planning, including appointing, training and monitoring senior management;

In 2003 the Company increased the size and strength of its managerial and administrative staff at its corporate, operation and development levels in response to the growth of the Company.  In its employee search the Company seeks out individuals that will enhance the organization and provide for a planned succession for senior management from within its ranks when possible.

(d)

a communications policy for the corporation;

The Company has a dedicated Manager of Investor Relations and adheres to policies designed to maintain a shareholder communications program that includes a Corporate Communications Policy and Procedures approved by the Board of Directors for the release of financial information and timely disclosure and use of conference calls and websites that are designed to ensure appropriate and on-going communications with shareholders.  The President & CEO and the CFO approve all public disclosure before dissemination and the Audit Committee has the responsibility of review and approval of the Company's financial disclosure. The board is mindful of and ensures accurate, timely disclosure and appropriate communication with Shareholders and the public. The board is kept informed of any material issue of concern to shareholders and provides direction as required.

(e)

the integrity of the corporation's internal control and management information systems.

The Audit Committee acts on behalf of the board in monitoring internal accounting controls and the business conduct of the Company.   In 2004 the Company will be developing its Internal Control procedures complying with applicable securities regulations in Canada and the United States.  The Audit Committee will assume the responsibility of approving and annually reviewing the Internal Control procedures of the Company. Corporate environmental, health & safety policies and practices to ensure appropriate management systems are in place will be reviewed by the Board of Directors and form part of the Internal Controls. The Internal Control procedures will initially be audited by the Company's external auditor.  Currently the Audit Committee regularly reviews matters relating to the financial position of the Company in order to provide reasonable assurances that the Company is in compliance with applicable laws and regulations and is conducting its affairs ethically and that effective controls are maintained.

2.

The board of directors of every corporation should be constituted with a majority of individuals who qualify as unrelated ("Independent") directors.

Currently, there are six directors on the board of directors consisting of the chief executive officer of the Company and five independent directors.  There are six individuals nominated for election of the Board for the 2004/2005 term, five of whom are independent directors.  On an annual basis directors are required to complete a questionnaire providing for current, accurate & complete personal status information.

3.

The application of the definition of "Independent director" to the circumstances of each individual director should be the responsibility of the board which will be required to disclose on an annual basis whether the board has a majority of Independent directors or, in the case of a corporation with a significant shareholder, whether the board is constituted with the appropriate number of directors which are not related to either the corporation or the significant shareholder.

On an on-going basis, board members ensure that any potential business conflicts are declared and such board members will absent themselves from dealing with any related matters or issues.  The board has a majority of independent directors.

At December 31, 2003 the independent Directors of the Company were Mr. John S. Auston, Mr. K. Ross Cory, Mr. Robert R. Gilmore, Mr. Wayne D. Lenton and Mr. Hugh C. Morris.

John S. Auston (B.Sc Honours Geology, McGill University; M.Sc Mineral Exploration, McGill University) was elected to the Board of Directors of Eldorado Gold Corporation on April 30, 2003.  Mr. Auston is a Corporate Director at Cameco Corporation and a director for GGL Diamond Corporation.  Mr. Auston is a retired businessman and served as the President & CEO of Ashton Mining of Canada Inc. 1996 – 2000, President & CEO of Granges Inc. and Hycroft Resources from 1993 – 1995 and held several executive positions with British Petroleum Group from 1980 to 1992.   Mr. Auston is an Independent Director and a member of the Compensation Committee and the Audit Committee.

K. Ross Cory (MBA, Finance and International Business, UBC; B.Sc General Science, UBC) was elected to the Board of Directors of Eldorado Gold Corporation on April 30, 2003.  Mr. Cory has served as the Senior Vice President and Director of Raymond James Ltd. (formerly Goepel, McDermid Inc. and Goepel Shields & Partners Inc.) since 1989.  Mr. Cory is an Independent Director and a member of the Audit Committee.

Robert R. Gilmore (BSBA Accounting, University of Denver; CPA, Colorado) was elected to the Board of Directors of Eldorado Gold Corporation on April 30, 2003.  Mr. Gilmore is an Independent Financial Consultant and serves on the Board of Directors of MK Gold Company.  From 1991 to 1997 Mr. Gilmore was the Chief Financial Officer of Dakota Mining Corporation and was the Chief Financial Officer of Teamshare Inc. in 2002.  Mr. Gilmore is an Independent Director and the Chairman of the Audit Committee.

Wayne D. Lenton (B.Sc Metallurgical Engineering, Montana School of Mines) was elected to the Board of Directors of Eldorado Gold Corporation in 1995.  Mr. Lenton is an Independent Mining Consultant and serves on the Board of Directors of  Energold Mining Ltd.  From 1993 to 1995 Mr. Lenton served as the President & CEO of Canada Tungsten Inc., 1989 to 1993 President & CEO & Chairman of the Board of Canamax Resource Inc., 1985 to 1993 President & CEO & Chairman of the Board Canada Tungsten Mining Corporation.  Mr. Lenton is an Independent Director and the Chairman of the Compensation Committee.

Hugh C. Morris (B.Sc Mining Geologist, University of the Witwatersand; PhD Mining Geology, University of the Witwatersand; Fellow of the Royal Society of Canada; President, Canadian Global Change Program; Past President, Geological Association of Canada ) was elected to the Board of Directors of Eldorado Gold Corporation in 1995.  Mr. Morris is an Independent Mining Consultant and serves on the Board of Pacific Institute for the Mathematical Sciences, Diamondex Resources Ltd., Eureka Resources Ltd. and Pacific Northern Gas and is a Trustee, Mathematical Sciences Research Institute, University of California.  Mr. Morris served as the Chief Executive Officer and Chairman of Imperial Metals Corporation

from 1983 to 1993 and was the acting President & Chief Executive Officer of Eldorado Gold Corporation from November 1998 to March 1999.  Mr. Morris is an Independent Director and the Non-Executive Chairman of the Board of Eldorado.

Paul N. Wright (B.Sc Mining Engineering, Newcastle University;  Member, Canadian Institute of Mining & Metallurgy) was elected to the Board of Directors of Eldorado Gold Corporation in 1999.  Mr. Wright has served as the President & CEO of Eldorado Gold Corporation since March 1999.  Prior to his appointment as President & CEO Mr. Wright was the President & Chief Operating Officer of the Company, the Senior Vice President Operations and the Vice President Mining.  Prior to joining the Company in 1996 Mr. Wright was the Vice President Mining & Project Development with Granges Inc.  from 1991 to 1996, and the Manager Western Operations, Redpath Group of Cos. From 1986 – 1991.   Mr. Wright is an Inside Director of the Company.

4.

The board of directors of every corporation should appoint a committee of directors composed exclusively of outside, i.e., non-management, directors, a majority of whom are Independent directors, with the responsibility for proposing to the full board new nominees to the board and for assessing directors on an on-going basis.

Nominees to the board are proposed by members of the board of directors.  The board assesses directors competencies and performance of directors and the board on an annual basis.

5.

Every board of directors should implement a process to be carried out by the nominating committee or other appropriate committee for assessing the effectiveness of the board as a whole, the committees of the board and the contribution of individual directors.

The board assesses its own performance and the effectiveness, contributions and competencies of its directors on an annual basis.  The Chairman of the Board is responsible for the distribution of a confidential questionnaire to be completed by the members of the board. The results of the questionnaire are tabulated and recommendations are made to the board based on matters arising from the responses.

6.

Every corporation, as an integral element of the process for appointing new directors, should provide an orientation and education program for new recruits to the Board.

The Company ensures the orientation and continuing education of directors by management reports and presentations, relevant site visits to its operations and other means.  New directors receive a Board Manual containing relevant management information, historical public information and the Terms of Reference for the Board of Directors, a Director and the Committees of the Board.

7.

Every board of directors should examine its size and, with a view to determining the impact of the number upon effectiveness, undertake where appropriate a program to reduce the number of directors to a number which facilitates more effective decision-making.

The size of the board is reviewed by the directors as part of the performance review described in 5 above.   In the assessment completed in February 2003 it was recommended that the Board should be increased to enhance the knowledge, skills and expertise of the board necessary for effective decision-making in the planned advancement of the Company's business. There are six director nominees for the 2004/2005 term.

8.

The board of directors should review the adequacy and form of the compensation of directors and ensure the compensation realistically reflects the responsibilities and risk involved in being an effective director.

The compensation committee is made up entirely of independent directors and annually reviews the adequacy of directors' compensation, and the composition of the directors' compensation package.  The compensation committee makes its recommendation based upon the types of compensation and amounts paid to other directors within the Company's peer group.  Included in directors compensation is a cash annual retainer (paid quarterly), meeting fees and stock options.  See Compensation of Directors in this Information Circular for detailed compensation in 2003.

9.

Committees of the board of directors should generally be composed of outside directors, a majority of whom are Independent directors, although some board committees, such as the executive committee may include one or more inside directors.

The Company currently has two committees, the Audit Committee and the Compensation Committee.  Both committees are composed of independent directors.  For detailed information on the committees see Audit Committee and Compensation Committee in this Information Circular.

10.

Every board of directors should expressly assume responsibility for, or assign to a committee of directors the general responsibility for, developing the corporation's approach to governance issues.  This committee would, amongst other things, be responsible for the corporation's response to these governance guidelines.

For 2003 the board of directors at large was responsible for the development and oversight of the Company's corporate governance practices.

11.

The board of directors, together with the CEO, should develop position descriptions for the board and for the CEO, involving the definition of the limits to management's responsibilities.  In addition, the board should approve or develop the corporate objectives which the CEO is responsible for meeting.

The board has approved position descriptions for its chairman and for the Company's president and chief executive officer, and sets corporate objectives to be reached by the chief executive officer and senior executives and management. The Company has adopted terms of reference for the roles of directors and the board and its committees, these Terms of Reference are attached to this Information Circular in Appendix I.

12.

Every board of directors should have in place appropriate structures and procedures to ensure that the board can function independently of management.  An appropriate structure would be to (i) appoint a chair of the board who is not a member of management with responsibility to ensure the board discharges its responsibilities or (ii)  adopt alternate means such as assigning this responsibility to a committee of the board or to a director, sometimes referred to as the "lead director".  Appropriate procedures may involve the board meeting on a regular basis without management present or may involve expressly assigning the responsibility for administering the board's relationship to management to a committee of the board.

The position of chairman of the board of the Company is separate from that of the CEO.  The incumbent chairman is an independent director and is not a member of the Company's management.

13.

The audit committee of every board of directors should be composed only of outside directors.  The roles and responsibilities of the audit committee should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties.  The audit committee should direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate.  The audit committee duties should include oversight responsibility for management reporting on internal controls.  While it is management's responsibility to design and implement an effective system of internal controls, it is the responsibility of the audit committee to ensure that management has done so.

The audit committee is composed entirely of Independent directors.  Its duties and responsibilities are set out in its terms of reference, which are reviewed annually by the audit committee and the board.  These responsibilities include oversight responsibility for management reporting on internal controls and to ensure that management has developed and implemented an effective system of internal controls.  The audit committee has direct communication with the external auditors and regularly meets in-camera with them.

14.

The board of directors should implement a system which enables an individual director to engage an outside adviser at the expense of the corporation in appropriate circumstances.  The engagement of the outside advisor should be subject to the approval of an appropriate committee of the board.

Individual directors of the Company are able to engage an outside advisor at the Company's expense in order to assist an individual director in fulfilling his or her responsibilities.  The engagement and payment by the Company for the services of an outside advisor to an individual director or directors is currently subject to approval by the board of directors.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Management Proxy Circular, none of the directors or senior officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year of the Company, nor any proposed nominee for election as a director of the Company, nor any of their respective associates or affiliates, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

APPOINTMENT OF AUDITORS

Unless otherwise specified by the shareholder, the persons named in the accompanying Proxy intend to vote the Common Shares represented by the Proxy for the reappointment of PricewaterhouseCoopers LLP, Chartered Accountants, of Vancouver, British Columbia, Canada as auditors of the Company and to authorize the directors to fix their remuneration. PricewaterhouseCoopers LLP of Vancouver and its predecessors have been the auditors of the Company since 1992.  As reported in the Company's 2003 Audited Financial Statements, included in the general administration expense for 2003 were fees paid to PricewaterhouseCoopers totalling US$475,000.  These include audit services of US$121,000, audit related activities of US$33,000 and taxation services of US$321,000.

STOCK OPTIONS

The Company adopted a Stock Option Plan dated June 6, 1994 and amended June 5, 1995 and June 27, 1996, May 31, 2000 and April 30, 2003 (the "Employee Plan") and in 2003 the Company established the Incentive Stock Option Plan, Officers & Directors dated April 30, 2003 (the "D&O Plan") (collectively the "Plans").  The purpose of the Plans is to assist the Company in attracting, retaining and motivating directors, officers, employees, consultants and advisors of the Company and of its subsidiary and associated companies and to closely align the personal interests of those directors, officers, employees, consultants and advisors with those of the shareholders by providing them with the opportunity, through stock options (the "Options"), to acquire Common Shares in the capital of the Company.  A copy of the Plans may be obtained by any shareholder upon request from the Secretary of the Company.

The Plans provide for a maximum of up to 17,200,000 Common Shares or 6.75% of the outstanding Common Shares of the Company as of April 13, 2004 (the "Limit") to be reserved, set aside and made available for issue under and in accordance with the Plans.  Such Limit was approved by the shareholders of the Company on April 30, 2003.  The Limit constitutes an aggregate maximum and includes all issued and unexpired Options, whether or not exercised, and the exercise of an Option and issuance of a share does not free up space under the Limit.

The Company wishes to increase the maximum number of Common Shares issuable pursuant to the exercise of the options granted under the Plans to ensure sufficient options are available to allow the Company to maintain its policy of granting options to directors, officers, employees, consultants and advisors of the Company.  The TSX rules governing stock options do not permit the Company to re-issue previously authorized options once they have been exercised.  The TSX requires the Company to obtain further shareholder approval to grant additional options beyond the maximum number previously authorized by the shareholders and contained in the D&O Plan.

The Company has not granted any options to acquire Common Shares which, when combined with outstanding options and options previously exercised, are in excess of the Limit, as discussed above.

The increase in the Limit is subject to receipt of all necessary regulatory approvals, including the TSX.  As noted above, in order to comply with the stock option plan requirements of the TSX, the increase in the number of Common Shares reserved for issuance under the D&O Plan must be approved by an ordinary resolution of the shareholders.  The approval does not require a disinterested shareholder vote pursuant to the policy detailed in section 630 of the TSE Manual.

Accordingly, at the meeting, shareholders of the Company will be asked to consider and, if thought appropriate, to pass an ordinary resolution amending the Plans increasing the maximum number of Common Shares issuable upon exercise of stock options granted pursuant to the D&O Plan from 7,000,000 Common Shares to 7,637,200   Common Shares.   The full text of this resolution is set out below.

Shareholders are being asked to consider and vote upon the following resolution to approve an increase in the number of common shares reserved for issuance under the stock options available for issue under the D&O Plan:

"BE IT RESOLVED THAT:

1.

The D&O Plan be and is hereby amended to provide that the maximum number of Common Shares that may be issued pursuant to options granted under the D&O Plan; as set out in Section 4.1 of the D&O Plan be increased from 7,000,000 Common Shares to 7,637,200  Common Shares.

2.

Any officer of the Company be and is hereby authorized and directed, for and on behalf of the Company, to execute and deliver or file such documents and instruments and to do all such other acts and things as are required or as such officer, in such officer's sole discretion, may deem necessary to give full effect to or carry out the provisions of the above resolutions."

The foregoing Resolution will require approval by a majority of votes cast on the matter at the Meeting.  Unless otherwise instructed the management nominees named in the form of Proxy accompanying this Management Proxy Circular will vote "FOR" the Resolution.

SHAREHOLDERS PROPOSALS

Pursuant to Section 137 of the CBCA, any notice of a shareholder proposal intended to be raised at the 2005 Annual meeting of Shareholders of the Company must be submitted to the Company at its registered office, to the attention of the Secretary, on or before January 14, 2005 to be considered for inclusion in the management proxy circular and statement for the 2005 Annual Meeting of Shareholders.

It is the position of the Company that shareholder proposals need be recognized only if made in accordance with the foregoing procedure and the provisions of the CBCA.

PARTICULARS OF OTHER MATTERS

Management of the Company knows of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting accompanying this Management Proxy Circular. However, if any other matters should properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Management Proxy Circular to vote upon such matters in accordance with their best judgment.

AVAILABILITY OF DISCLOSURE DOCUMENTS

The Company will provide to any person or company, upon request to its Corporate Secretary, a copy of:

(a)

its latest annual information form, together with a copy of any document, or pertinent pages of any document, incorporated therein by reference;

(b)

its latest Prospectus, together with a copy of any document, or pertinent pages of any document, incorporated therein by reference;

(c)

its comparative financial statements for the year ended December 31, 2003, together with the report of its auditors thereon, contained in its annual report and any interim financial statements filed subsequent thereto; and

(d)

its Management Proxy Circular for its last Annual Meeting of Shareholders.

DIRECTORS' APPROVAL

The contents of this Management Proxy Circular and the sending thereof to the Shareholders have been approved by the Board of Directors of the Company.

No person is authorized to give any information or to make any representation in respect of the matters addressed herein other than those contained in this Management Proxy Circular and, if given or made, such information must not be relied upon as having been authorized.

DATED at Vancouver, British Columbia, this 13th day of April, 2004.

BY ORDER OF THE BOARD OF DIRECTORS

"Paul N. Wright"

PAUL N. WRIGHT

PRESIDENT & CHIEF EXECUTIVE OFFICER

APPENDIX I

ELDORADO GOLD CORPORATION

CORPORATE GOVERNANCE

Terms of Reference

1.

Board of Directors

2.

Director

3.

Audit Committee

4.

Compensation Committee

ELDORADO GOLD CORPORATION

BOARD OF DIRECTORS

Terms of Reference

I.

ROLE AND RESPONSIBILITIES

A.

The principal role of the Board of Directors ("Board") is stewardship of the Company, with its fundamental objective being the creation of shareholder value, including the protection and enhancement of the value of its assets.  The stewardship responsibility means that the Board oversees the conduct of the business and supervises Management, which is responsible for the day-to-day conduct of the business.  The Board shall assess, and ensure systems are in place to manage the risks of the Company's business with the objective of safeguarding the Company's assets.  In its supervisory role, the Board sets the attitude and disposition of the Company towards compliance with applicable laws, environmental, safety and health policies, financial practices and reporting.  In addition to its primary accountability to shareholders, the Board is also accountable to government authorities and other stakeholders, such as employees, communities, and the public.

B.

The principal responsibilities of the Board required to ensure the overall stewardship of the Company are as follows:

(i)

the Board shall ensure that there are long-term goals and a strategic planning process in place.  The Chief Executive Officer ("CEO"), with the involvement of the Board, shall establish long-term goals for the Company.  The CEO formulates the Company's strategy, policies and proposed actions and presents them to the Board for approval.  The Board brings objectivity and judgement to this process.  The Board ultimately approves the strategy;

(ii)

the Board shall have an understanding of the principal risks associated with the Company's business, and shall ensure that appropriate systems are in place to monitor and manage those risks effectively.  The risks can span the Company's entire business to include environmental, operating, political, financial, geological, and legal/regulatory risks;

(iii)

the Board shall ensure that processes are in place to enable it to supervise and measure Management's, and in particular the CEO's, performance in carrying out the Company's stated objectives.  These processes should include appropriate training, development and succession of Management;

(iv)

the Board shall ensure the necessary internal controls and management information systems are in place to monitor the Company's operations and ensure compliance with applicable laws, regulations and policies; and

(v)

the Board shall ensure the Company has a communication program that facilitates effective communication with its shareholders, other stakeholders and the public.

C.

The Board is responsible for acting in accordance with its obligations contained in the  Canada Business Corporations Act, the Company's By-laws and any other relevant legislation and regulations and each Director shall:

(i)

act honestly in good faith with a view to the best interests of the Company;

(ii)

exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances;

(iii)

exercise independent judgement, regardless of the existence of relationships or interests which could interfere with the exercise of independent judgement; and

(iv)

disclose any conflict of interest on any issue brought before the Board and refrain from participating in the Board discussion and voting on the matter.

A.

The Board has the authority to establish a Committee or Committees and appoint Directors to be members of these Committees.  With certain exceptions, the Board may delegate its powers to such Committees.  The matters to be delegated to Committees of the Board and the constitution of such Committees shall be reviewed annually or more frequently, as circumstances require.  From time to time the Board may create an ad hoc Committee to examine specific issues on behalf of the Board.

There are four Committees of the Board, namely, the Audit Committee, the Corporate Governance Committee, the Compensation Committee, and the Environmental, Health, and Safety Committee. The Board has approved Terms of Reference for each of these Committees setting out its duties, responsibilities, organization, and administrative procedures.

II.

COMPOSITION AND PROCEDURE

A.

The Board shall be constituted with a majority of individuals who qualify as independent Directors.  An independent Director is a Director who is independent of Management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, interfere materially with the Director's ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholding.  A related Director is a Director who is not an independent Director.  If the Company has a significant shareholder, in addition to a majority of independent Directors, the Board shall include a number of Directors who do not have interests in or relationships with either the Company or the significant shareholder and which fairly reflects the investment in the Company by shareholders other than the significant shareholder.  A significant shareholder is a shareholder with the ability to exercise a majority of the votes for the election of the Board.

B.

The Board shall encourage the CEO to bring into Board meetings, managers who can provide additional insight into the items being discussed because of personal involvement in those areas, and/or are employees who represent future potential and whom the CEO believes should be given exposure to the Board.

C.

 The Board will meet at least once per year without any member of the Company's Management for the purposes of evaluating Management and discussing such other matters as may be appropriate.  The Chair will subsequently discuss the results of this meeting with the CEO.

D.

An individual Director may engage an outside adviser at the expense of the Company in appropriate circumstance, subject to the approval of the Corporate Governance Committee.

May 24, 2001

ELDORADO GOLD CORPORATION

DIRECTOR

Terms of Reference

1.

PURPOSE

As a member of the Board, each Director shall:

A.

fulfil the legal requirements and obligations of a Director, which means that he or she must have a comprehensive understanding of the statutory and fiduciary roles of a Director;

B.

represent the interests of all shareholders in the governance of the Company and ensure that the best interests of the Company are paramount; and

C.

participate in the review and approval of corporate policies and strategy and monitor their implementation.

2.

DUTIES AND RESPONSIBILITIES

A.

Board Activity

As a member of the Board, each Director shall:

(i)

exercise good judgement;

(ii)

 act with integrity;

(ii)

use his/her abilities, experience and influence constructively;

(iii)

be available to Management and the Board as a resource;

(iv)

respect confidentiality;

(v)

advise the Chief Executive Officer ("CEO") and/or Chairman of the Board of Directors ("Chair") when introducing significant and/or previously unknown information or material at a Board meeting;

(vi)

understand the difference between governing and managing, and not encroach on Management's responsibilities;

(vii)

disclose any conflict of interest on any issue brought before the Board and refrain from participating in the Board discussion and voting on the matter;

(viii)

when appropriate, communicate with the Chair and/or CEO between meetings;

(ix)

demonstrate a willingness and availability for one-on-one consultation with the CEO;

(x)

evaluate the CEO's and the Company's performance;

(i)

assist in maximizing shareholder value;

(ii)

be a positive force with a demonstrated interest in the long-term success of the Company; and

(iii)

exercise independent judgement, regardless of the existence of the relationships or interests which could interfere with the exercise of independent judgement.

B.

Preparation and Attendance

To enhance the effectiveness of Board and Committee meetings, each Director shall:

(i)

prepare for Board and Committee meetings by reading reports and background materials prepared for each meeting;

(i)

maintain an excellent Board and Committee meeting attendance record; and

(ii)

ensure that he or she has the necessary information to make informed decisions.

C.

Communication

Communication is fundamental to Board effectiveness; therefore, each Director shall:

(i)

participate fully and frankly in the deliberations and discussions of the Board;

(ii)

encourage free and open discussion of the affairs of the Company by the Board and its members;

(iii)

ask probing questions focused on strategy, policy, and the Company's business plan; and

(iv)

question officers in an appropriate manner and at appropriate times on the implementation of the Company's strategy and business plan and the results obtained.

D.

Committee Work

To ensure that Board Committees are effective and productive, each Director shall:

(i)

participate on Committees when asked and become knowledgeable about the purposes and goals of those Committees; and

(ii)

understand the process of Committee work and Management's role in supporting the work of the Board's Committees.

E.

Business, Company and Industry Knowledge

Recognizing that only well-informed Board members can make appropriate decisions, each Director shall:

               (i)

be knowledgeable about the Company's operations, activities, and industry;

(ii)

understand the role of the Company within the community;

(iii)

understand the regulatory, legislative, business, social and political environments within which the Company operates;

(iv)

become acquainted with the officers of the Company; and

(iv)

be knowledgeable about the Company's business sites and visit them when appropriate.

May 24, 2001

ELDORADO GOLD CORPORATION

AUDIT COMMITTEE

Terms of Reference

PURPOSE

The purpose of the Audit Committee is to oversee and ensure that Management has in place an effective system of internal financial controls for reviewing and reporting on the Company's financial statements; to monitor the independence and performance of the Company's external auditor (the "Auditor"); to oversee the integrity of the Company's financial disclosure and reporting and to monitor Management's compliance with legal and regulatory requirements.

CONSTITUTION AND MEMBERSHIP

1.

The Board will appoint Directors to form an Audit Committee (the "Committee) annually at the Board of Directors Meeting following the Annual Shareholders Meeting.

2.

The Committee will be comprised of three Directors (the "Member" or "Members"), all of whom will meet the independence and experience requirements of the Company's regulators.  At least one member of the Committee shall have accounting or related financial management expertise.

3.

The Board may remove or replace a Member at any time.  A Member will serve on the Committee until the termination of the appointment or until a successor is appointed.

4.

The Board will appoint the Chairman of the Committee.  The Corporate Secretary of the Company will keep minutes of each meeting.

MEETINGS

1.

Meetings of the Committee will be held at the request of the Chairman of the Committee, the Chief Executive Officer, the Corporate Secretary or the Auditor of the Company at such times and places as may be determine, but in any event at least to review the Company's financial disclosure. Twenty-four (24) hours advance notice of each meeting given orally, by telephone, or in writing delivered by facsimile or electronic mail together with an agenda will be given to each Member unless all Members are present and waive notice, or if those absent waive notice in writing.

2.

A majority of members of the Committee will constitute a quorum.  Decisions of the Committee will be by an affirmative vote of the majority.   Powers of the Committee may also be exercised by resolution in writing signed by all the members of the Committee.

3.

The Committee will have access to the Auditor and Management of the Company, exclusive of each other, for purposes of performing its duties.  The Committee will meet with the  Auditor independent of Management at least once a year.

4.

The Auditor may be notified of meetings of the Committee and will attend if requested to do so by a Member or by Management.

RESPONSIBILITIES

The Committee will have the following duties and responsibilities:

1.

Review with the Auditor and with the Management of the Company prior to the recommendation of the approval of the consolidated financial statements of the Company by the Board:

a)

the audited annual and unaudited quarterly financial statements including the notes thereto to ensure that such statements present fairly the financial position of the Company and the results of its operations;

b)

the appropriateness of the Management Discussion and Analysis of operations contained in the audited annual and unaudited quarterly report and its consistency with the financial statements;

c)

any report or opinion proposed to be rendered in connection with the financial statements;

d)

any significant transactions which are not a normal part of the Company's business;

e)

the nature and substance of significant accruals, reserves and other estimates;

f)

issues regarding accounting and auditing principles and practices as well as the adequacy of internal controls;

g)

all significant adjustments proposed by Management or by the Auditor;

h)

the specifics of any unrecorded audit adjustments; and

i)

if applicable, any impairment provisions based on ceiling test calculations.

2.

Review and approve the audit and non-audit services and related fees and expenses and determine the independence of the Auditor.

3.

Establish guidelines for the retention of the Auditor for any non-audit service.

4.

Approve the fees to be paid to the independent auditor.

5.

Recommend to the Board the appointment of the independent auditor for proposal at the annual shareholders' meeting.  The Auditor is ultimately accountable to the Board of Directors and the Audit Committee as representatives of the shareholders.

6.

Review internal controls with the Auditor and their perception of the Company's financial and accounting personnel, any material recommendations which the Auditor may have, the cooperation which the Auditor received during the course of their review and the adequacy of their access to records, data and other requested information.

7.

Review with Management the Company's major financial risk exposures and the steps Management has taken to monitor and control such exposures.

8.

Advise the Board with respect to the Company's policies and procedures regarding compliance with new developments in generally accepted accounting principles, laws and regulations and their impact on the consolidated financial statements of the Company.

9.

Review with management and the Auditor, the Company's internal accounting and financial systems and controls to ensure that the Company maintains:

a)

the necessary books, records and accounts in reasonable detail to accurately and fairly reflect the Company's transactions;

b)

effective internal control systems; and

c)

adequate processes for assessing the risk of material misstatement of the financial statements and for detecting control weaknesses or fraud.

10.

Review the Auditor's management letter.

11.

Direct and supervise the investigation into any matter brought to its attention within the scope of its duties.

12.

Perform such other duties as may be assigned to it by the Board of Directors from time to time or as may be required by applicable regulatory authorities or legislation.

13.

Report regularly and on a timely basis to the Board of Directors on matters coming before the Committee.

14.

Review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

15.

Assess the Committee's performance of the duties specified in this charter and report its finding to the Board of Directors.

April 30, 2003

ELDORADO GOLD CORPORATION

COMPENSATION COMMITTEE

Terms of Reference

PURPOSE

The purpose of the Compensation Committee is to review human resource and compensation policies and best practices for recommendation to the Board of Directors.

CONSTITUTION AND MEMBERSHIP

1.

The Board of Directors will appoint Directors to form a Compensation Committee (the "Committee) annually at the Board of Directors Meeting following the Annual Shareholders Meeting.

2.

The Committee will be comprised of three Directors ("Member" or "Members"), all of whom will be outside directors.  The Board may remove or replace a Member at any time.  A Member will serve on the Committee until the termination of the appointment or until a successor is appointed.

3.

The Board will appoint the Chairman of the Committee ("Committee Chair").  The Corporate Secretary of the Company will keep minutes of each meeting.

4.

The Committee or a Committee Member is able to engage an outside advisor at the Company's expense in order to assist in fulfilling the Committee's responsibilities.  The engagement and payment by the Company for the services of an outside advisor is subject to approval by the Board of Directors.

MEETINGS

1.

Meetings of the Committee will be held at such times and places as the Committee Chair or the Corporate Secretary may determine, but in any event at least two times per year.  Twenty-four (24) hours advance notice of each meeting given orally, by telephone, or in writing delivered by facsimile or electronic mail together with an agenda will be given to each Member unless all Members are present and waive notice, or if those absent waive notice in writing.

2.

A majority of Members of the Committee will constitute a quorum.  Decisions of the Committee will be by an affirmative vote of the majority.   Powers of the Committee may also be exercised by resolution in writing signed by all the members of the Committee.

RESPONSIBILITIES

The Committee will have the following duties and responsibilities:

1.

Review and advise on the Company's domestic and international compensation policies and practices.

2.

Prepare a report, on an annual basis, on the Company's compensation practices for inclusion in the Company's Information Circular.

3.

Review, on an annual basis, the compensation of the Chief Executive Officer of the Company for approval by the Board of Directors.

4.

Review, on an annual basis, the Chief Executive Officer's recommendations for the Senior Executives' compensation, for approval by the Board of Directors.

5.

Review and approve, on an annual basis, the Chief Executive Officer's and the Senior Executives' performance objectives.

6.

Assess and report to the Board of Directors on the performance of the Chief Executive Officer for the prior year.

7.

Ensure compensation policies for the Chief Executive Officer and the Senior Executives:

properly reflect their respective duties and responsibilities;

are effective and competitive in attracting, retaining and motivating people of the highest quality;

aligns the interests of the Chief Executive Officer and the Senior Executives with the shareholders; and

is based on established corporate and individual performance objectives.

8.

Review, on an annual basis, the directors' compensation policy and make recommendations concerning directors retainer, fees and stock option grants to the Board of Directors.

9.

Review recommendations for Company's stock option plans and amendments thereto for approval by the Board of Directors and the Shareholders.

1.

Review and approve the Chief Executive Officer's recommendations for stock option grants to employees, consultants and advisors of the Company and its subsidiaries and affiliates on behalf of the Board of Directors.

2.

Review the Chief Executive Officer's recommendations for stock option grants to Officers and Directors of the Company for approval by the Board of Directors.

3.

Recommend stock option grants to the Chief Executive Officer for approval by the Board of Directors.

4.

Review recommendations for the Company's Short Term Incentive Plan (the "STIP") and adjustments thereto for approval by the Board of Directors.

5.

Review recommendations for awards proposed under the conditions of the STIP for approval by the Board of Directors.

6.

Direct and supervise the investigation into any matter brought to its attention within the scope of its duties.

7.

Perform such other duties as may be assigned to it by the Board of Directors from time to time or as may be required by applicable regulatory authorities or legislation.

8.

Review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

9.

Assess the Committee's performance of the duties specified in this charter and report its finding to the Board of Directors.

10.

Report regularly and on a timely basis to the Board of Directors on matters coming before the Committee.

April 30, 2003

April 13, 2004

Dear Shareholder:

On behalf of Eldorado Gold Corporation, I would like to invite you to attend the Annual Meeting of Shareholders to be held at 3:00 p.m. on May 13, 2004 at the Conference Centre, Bentall 5, 550 Burrard Street, Vancouver, British Columbia V6C 2B5.

2003 was a year of building for Eldorado.  At this year's shareholder meeting we will be reviewing the Company's progress in 2003, and providing an opportunity for shareholders to hear about our plans for 2004 and beyond.

Enclosed is the Notice of Meeting, Management Information Circular, Form of Proxy for the 2004 Annual Meeting of Shareholders and Supplemental Mailing Return Card. Beginning with the 2005 Annual Meeting of Shareholders, you will have the opportunity to receive the management information circular and proxy materials by electronic means.  To take advantage of this timely and convenient method of document receipt please follow the instructions on the 2004 Proxy Instrument and register with Computershare Trust Company.  I encourage you to consider this communication option.

I look forward to seeing you at the meeting.

Yours truly,

ELDORADO GOLD CORPORATION

HUGH C. MORRIS

Chairman of the Board

ELDORADO GOLD CORPORATION

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual Meeting (the "Meeting") of Shareholders of Eldorado Gold Corporation ("Eldorado" or the "Company") will be held at the Conference Center, Bentall 5,  550 Burrard Street, Vancouver, British Columbia, on May 13, 2004 at the hour of 3:00 o'clock in the afternoon (Vancouver time), for the following purposes:

1.

To receive the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2003;

2.

To elect directors;

3.

To appoint external auditors

4.

To authorize the directors to fix the remuneration of the external auditors;

5.

To increase the maximum number of common shares issuable pursuant to the exercise of options under the Company's Incentive Stock Option Plan, Officers & Directors.

6.

To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

Accompanying this Notice of Meeting are a Management Proxy Circular, a Form of Proxy, an Annual Return Card Form and the Company's 2003 Financial Review. The accompanying Management Proxy Circular provides information relating to the matters to be addressed at the Meeting and is incorporated into this Notice of Meeting.

The Board of Directors has fixed the close of business on April 13, 2004 as the record date for the purpose of determining shareholders of the Company entitled to receive notice of the Meeting. Shareholders are entitled to vote at the Meeting either in person or by Proxy. Those shareholders who are unable to attend the Meeting in person are requested to read, complete, sign and provide the enclosed Form of Proxy in accordance with the instructions set out in the Proxy and in the Management Proxy Circular accompanying this Notice. Please advise the Company's transfer agent, Computershare Trust Company of Canada of any change in your mailing address.

DATED at Vancouver, British Columbia, this 13th day of April 2004.

BY ORDER OF THE BOARD OF DIRECTORS

"Paul N. Wright"

PAUL W. WRIGHT

President & Chief Executive Officer

ELDORADO GOLD CORPORATION

INSTRUMENT OF PROXY

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT

The undersigned, a holder of common shares of Eldorado Gold Corporation (the "Company") hereby appoints Paul N. Wright, Director, President and Chief Executive Officer, or failing him, Earl W. Price, Chief Financial Officer of the Company, or in lieu of either of the foregoing,

(hereinafter called the "Nominee") as Proxy of the undersigned, with full power of substitution, to attend, act and vote for and on behalf of the undersigned at the Annual Meeting of the Shareholders of the Company to be held in the Conference Center of Bentall 5, 550 Burrard Street, Vancouver, B.C., Canada V6C 2B5 on the 13th day of May, 2004, at the hour of 3:00 o'clock in the afternoon (Vancouver time), and at any and all adjournments thereof, in the same manner, to the same extent and with the same power as if the undersigned were present at the meeting or an adjournment thereof. Without limiting the general powers hereby conferred, the said Proxy is directed, in respect of the following matters, to give effect to the following choices, as indicated by check marks or x's:

1.

To elect the nominees for directors named in the accompanying Management Proxy Circular as follows:

FOR [  ] WITHHOLD [  ]

John S. Auston

FOR [  ] WITHHOLD [  ]

K. Ross Cory

FOR [  ] WITHHOLD [  ]

Robert G. Gilmore

FOR [  ] WITHHOLD [  ]

Wayne D. Lenton

FOR [  ] WITHHOLD [  ]

Hugh C. Morris

FOR [  ] WITHHOLD [  ]

Paul N. Wright

2.

FOR [  ] WITHHOLD [  ]

To appoint PricewaterhouseCoopers LLP, Chartered Accountants, of Vancouver, British Columbia, as auditors for the Company for the ensuing year.

3.

FOR [  ] AGAINST     [  ]

To authorize the directors to fix the remuneration of the auditors.

4.

FOR [  ]  AGAINST     [  ]

To approve the increase of the maximum of common shares issuable pursuant to the exerciser of options under the Company's Incentive Stock Option Plan, Officers & Directors.

This Proxy confers discretionary authority upon the persons named herein as proxies to vote hereunder with respect, first, to the above matters where no choice is specified or where both choices are specified (in which case the shares for which this Proxy is given will be voted "FOR" all such matters) and, second, to matters identified in the Notice of Meeting and amendments or variations thereto and other matters which may properly come before the meeting. If the date is not completed in the space provided, this Proxy shall be deemed to bear the date on which it was mailed to the shareholder(s).

DATED this ______ day of  __________, 2004

_______________________________________________________________

Signature of Shareholder

_______________________________________________________________

Name of Shareholder (Please print)

_______________________________________________________________

Number of Shares Held

NOTES:

(1)      Each shareholder has the right to appoint a person, who need not be a shareholder, to attend and act for him or her on his or her behalf at the meeting, in lieu of the persons specified above. Such right may be exercised by striking out the names of the two specified persons and by inserting in the space provided the name of the person to be appointed.

(2)      In order to be effective, a Proxy must be deposited at the office of the Company's transfer agent, Computershare Trust Company of Canada, 4th floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the meeting or any adjournment thereof or delivered to the Chairman of the Meeting prior to the commencement of the meeting.